Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to Galaxy Payroll Group Limited,

The following discussion and analysis of our financial condition and result of operations for the six months ended December 31, 2025 and 2024, should be read together with our unaudited condensed consolidated financial statements and related notes. The following discussion contains “forward-looking statements “that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material.

Six months ended December 31, 2025 compared to six months ended December 31, 2024

Results of Operations

The following table sets forth a summary of the unaudited condensed consolidated results of operations of the Company and its subsidiaries (the “Group”) for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the six months ended December 31,
	2024		2025
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Employment services	$5,038,418	37%	5,329,806	684,775	38%
Payroll outsourcing services	8,686,075	63%	8,702,307	1,118,074	62%
Total revenues	13,724,493	100%	14,032,113	1,802,849	100%

Cost of revenues	(8,786,932)	-64%	(9,014,200)	(1,158,146)	-64%

Operating expenses
Selling, general and administrative expenses	(13,036,023)	-95%	(6,459,337)	(829,897)	-46%
Research and development expenses	(18,686,290)	-136%	-	-	0%
Reversal of provision for credit losses	92,618	1%	342	44	0%
Total operating expenses	(31,629,695)	-230%	(6,458,995)	(829,853)	-46%
Loss from operations	(26,692,134)	-194%	(1,441,082)	(185,150)	-10%
Interest income	339,072	1%	426,696	54,822	3%
Interest expense	(34,181)	0%	(23,481)	(3,017)	0%
Other (expense) income	(54,548)	0%	11,193	1,438	0%
Loss before income taxes	(26,441,791)	-193%	(1,026,674)	(131,907)	-8%
Income tax expense	(87,570)	-1%	(120,336)	(15,461)	-1%
Net loss	$(26,529,361)	-193%	(1,147,010)	(147,368)	-8%

Revenues

For the six months ended December 31, 2025 and 2024, the Group generated its revenues from two primary streams, namely employment services and payroll outsourcing services, through its wholly-owned subsidiaries.

The following table presented the Group’s revenues disaggregated by service lines and geographic location of the employees of our customers for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025	2025	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Hong Kong	$446,999	$425,982	$54,730	$(21,017)	-5%
Macau	36,000	24,037	3,088	(11,963)	-33%
PRC	2,593,720	2,711,617	348,389	117,897	5%
Taiwan	1,540,392	1,470,822	188,972	(69,570)	-5%
Japan	42,584	69,761	8,963	27,177	64%
Australia	120,056	-	-	(120,056)	-100%
Thailand	12,098	32,471	4,172	20,373	168%
Malaysia	-	177,869	22,853	177,869	N/A
Vietnam	-	19,488	2,504	19,488	N/A
India	10,346	99,486	12,782	89,140	862%
Indonesia	-	27,068	3,478	27,068	N/A
Philippines	53,125	13,349	1,715	(39,776)	-75%
Singapore	36,790	79,179	10,173	42,389	115%
South Korea	146,308	71,172	9,144	(75,136)	-51%
Italy	-	107,505	13,812	107,505	N/A
Total employment services	5,038,418	5,329,806	684,775	291,388	6%
Hong Kong	424,836	817,924	105,087	393,088	93%
Macau	219,605	264,882	34,032	45,277	21%
PRC	7,856,625	7,468,402	959,541	(388,223)	-5%
Taiwan	160,312	102,954	13,228	(57,358)	-36%
India	24,697	48,145	6,186	23,448	95%
Total payroll outsourcing services	8,686,075	8,702,307	1,118,074	16,232	0%
Total revenues	$13,724,493	$14,032,113	$1,802,849	$307,620	2%

The following table presented the Group’s revenues disaggregated by the timing of revenue recognition for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	%
Services transferred over time	$13,724,493	$14,032,113	$1,802,849	$307,620	2%
Total revenues	$13,724,493	$14,032,113	$1,802,849	$307,620	2%

The following table presented the Group’s number of payroll transactions disaggregated by service lines and geographic markets for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
Number of payroll transactions	2024	2025	Change	Change
Hong Kong	63	75	12	19%
Macau	10	12	2	20%
PRC	339	315	(24)	-7%
Taiwan	250	91	(159)	-64%
Japan	11	18	7	64%
Australia	10	-	(10)	-100%
Thailand	1	6	5	500%
Malaysia	-	6	6	N/A
Vietnam	-	14	14	N/A
India	-	24	24	N/A
Indonesia	3	6	3	100%
Philippines	21	6	(15)	-71%
Singapore	6	2	(4)	-67%
South Korea	17	10	(7)	-41%
Italy	-	2	2	N/A
Total employment services	731	587	(144)	-20%
Hong Kong	653	883	230	35%
Macau	441	476	35	8%
PRC	50,760	49,186	(1,574)	-3%
Taiwan	248	284	36	15%
India	74	83	9	12%
Total payroll outsourcing services	52,176	50,912	(1,264)	-2%
Total number of payroll transactions	52,907	51,499	(1,408)	-3%

The following table presented the Group’s number of customers disaggregated by service lines and the respective revenue contribution to the Group for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2024	2024	2025	2025	2025	Change	Change
	Number of Customer	Revenue (HKD)	Number of Customer	Revenue (HKD)	Revenue (US$)	Revenue (HKD)	Revenue (%)
End-users	28	3,514,576	35	3,735,859	479,984	221,283	6%
Indirect end-users referred by the channels	19	1,523,842	18	1,593,947	204,791	70,105	5%
Total employment services	47	5,038,418	53	5,329,806	684,775	291,388	6%
End-users	38	1,638,760	33	1,753,706	225,317	114,946	7%
Indirect end-users referred by the channels	111	7,047,315	124	6,948,601	892,757	(98,714)	-1%
Total payroll outsourcing services	149	8,686,075	157	8,702,307	1,118,074	16,232	0%
Total	196	13,724,493	210	14,032,113	1,802,849	307,620	2%

Total number of customers increased by 14 (from 196 to 210), and total revenues of the Group increased by HKD307,620 or 2% from HKD13,724,493 for the six months ended December 31, 2024 to HKD14,032,113 (US$1,802,849) for the same period in 2025. The increase was mainly driven by the increase in employment services of HKD291,338, although there is a slight growth in payroll outsourcing services of HKD16,232. Therefore, the overall revenue is increased.

Our revenue in respect of employment services increased by HKD291,388, or 6%, from HKD5,038,418 for the six months ended December 31, 2024 to HKD5,329,806 (US$684,775), for the six months ended December 31, 2025. The increase was mainly due to higher contributions from Vietnam, India, Malaysia, and Italy, which amounted to HKD394,002 (US$50,621), partly offset by lower revenue from Australia amounted to HKD120,056 (US$15,425). The average revenue per payroll transaction in Vietnam, India, Malaysia, and Italy was approximately HKD8,800 (US$1,131) during the six months ended December 31, 2024, while the average revenue per payroll transaction in Australia was about HKD12,000 (US$1,542) during that period. Industry surveys in late 2025 highlighted rising demand for employment services in Asia, driven by cross-border hiring and flexible staffing. Employers in Vietnam and India reported skill shortages and greater reliance on outsourcing, while Australia showed weaker demand. The average revenue per payroll transaction increased from approximately HKD6,900 (US$887) for the six months ended December 31, 2024 to HKD9,000 (US$1,156) for the six months ended December 31, 2025. This increase primarily reflected higher remuneration packages for our customers’ employees and the impact of global inflation. As a result, growth in Southeast Asia and European markets offset contraction in Australia, resulting in an overall increase in revenue generated from employment services.

Our revenue in respect of payroll outsourcing services increased by HKD16,232, or 0.2%, from HKD8,686,075 for the six months ended December 31, 2024 to HKD8,702,307 (US$1,118,074) for the six months ended December 31, 2025. The increase was primarily driven by higher revenue per payroll transaction in Hong Kong, which rose from HKD651 to HKD926, contributing HKD393,088 (US$50,504) to overall growth. In contrast, aggregate revenue from mainland China (the “PRC”) declined by HKD388,223 (US$49,879), reflecting a reduction of 1,574 payroll transactions (from 50,760 to 49,186), while revenue per transaction remained relatively stable, decreasing slightly from HKD155 (US$20) to HKD152 (US$20). Meanwhile, aggregated revenue in Macau, Taiwan, and India increased by HKD11,367 (US$1,460), notwithstanding a decline in revenue per payroll transaction from HKD540 (US$69) to HKD493 (US$63). Revenue trends in the second half of 2025 were influenced by both regional and global industry conditions. In Hong Kong, stronger cross-border business activity and a shortage of high-skilled talent supported demand for payroll outsourcing. Industry surveys indicated talent gaps in certain sectors, leading to greater reliance on outsourcing and higher revenue per transaction. In the PRC, the human resources outsourcing market continued to expand; however, slower economic growth during the period reduced overall momentum. At the macro level, inflationary pressures in major economies and currency volatility across Asia affected corporate cost structures and outsourcing demand. As a result, Hong Kong and other non-PRC markets recorded growth, while PRC revenues declined, which resulted in a slight overall increase in revenue generated from payroll outsourcing services.

Cost of revenues

Cost of revenues included in-country partner costs, net exchange difference, employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to pension scheme, staff training, staff allowance and recruitment fee. For the six months ended December 31, 2025, cost of revenues was HKD9,014,200 (US$1,158,146), increased by HKD227,268 or 2.6% from HKD8,786,932 for the same period in 2024. The percentage of cost of revenues to revenue slightly increased from 64.0% for the six months ended December 31, 2024 to 64.2% for the six months ended December 31, 2025. The change was primarily driven by the slight increase in revenue, notwithstanding the recognition of year-end bonuses to employees and annual salary increments during the period.

Operating Expenses

The Group’s total operating expenses decreased by HKD25,170,700 or 80% from HKD31,629,695 for the six months ended December 31, 2024 to HKD6,458,995 (US$829,853) for the six months ended December 31, 2025, driven by a significant decrease in research and development expenses, of HKD18,686,290 (US$2,400,818), and selling, general and administrative expenses, of HKD6,576,686 (US$844,974), during the current period, and the decrease in reversal of provision of credit losses incurred, of HKD92,276 (US$11,856).

Selling, general and administrative expenses

Selling, general and administrative expenses consisted primarily of bank charge, building management fee, depreciation, insurance, Internet and IT service fee, meal and entertainment, office premises expenses, travelling, staff cost, legal and professional fees and others.

The Group’s major selling, general and administrative expenses were comprised of the following items during the periods indicated:

	For the six months ended December 31,
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	(%)
Bank Charge	$120,225	$149,947	$19,265	$29,722	25%
Building management fee	83,617	82,301	10,574	(1,316)	-2%
Depreciation	53,548	55,053	7,073	1,505	3%
Insurance	9,045	256,270	32,927	247,225	2733%
Internet and IT service fee	249,008	263,878	33,904	14,870	6%
Meal and entertainment	491,604	642,801	82,586	151,197	31%
Office premises expenses	557,495	567,585	72,923	10,090	2%
Travelling	11,383	17,618	2,264	6,235	55%
Staff costs	8,755,449	2,660,475	341,818	(6,094,974)	-70%
Legal and professional fee	2,339,225	1,251,709	160,820	(1,087,516)	-46%
Others	365,424	511,700	65,743	146,276	40%
Total	$13,036,023	$6,459,337	$829,897	$(6,576,686)	-50%

Selling, general and administrative expenses decreased by HKD6,576,686 or 50%, from HKD13,036,023 for the six months ended December 31, 2024 to HKD6,459,337 (US$829,897) for the six months ended December 31, 2025, which was mainly driven by the decrease in staff costs by HKD5,725,590 (US$735,625) due to the one-time discretionary bonuses to the executive directors and staffs during the six months ended December 31, 2024.

Bank Charge

Bank charge was HKD149,947 (US$19,265) for the six months ended December 31, 2025 which increased by HKD29,722 or 25%, compared to HKD120,225 for the same period in 2024. For the six months ended December 31, 2025, higher bank charges were incurred as a result of an increased volume of transactions processed by the banks during the period.

Building management fee

Building management fees, relating to the Group’s office facilities in PRC, Hong Kong and Taiwan, decreased by HKD1,316 or 2%, from HKD83,617 for the six months ended December 31, 2024 to HKD82,301 (US$10,574) for the six months ended December 31, 2025. Management confirms that the Group’s financial position and operating results remained stable, with no significant variances noted compared to prior periods.

Depreciation

The Group incurred depreciation expenses for its leasehold improvements, furniture and fixtures and office equipment. Depreciation expense increased by HKD1,505 or 3%, from HKD53,548 for the six months ended December 31, 2024 to HKD55,053 (US$7,073) for the same period in 2025. Management confirms that the Group’s financial position and operating results remained stable, with no significant variances noted compared to prior periods.

Insurance

Insurance costs comprised premiums for medical insurance and employee compensation insurance premiums the Group paid for its employees. Such costs increased by HKD247,225 or 2,733%, from HKD9,045 for the six months ended December 31, 2024 to HKD256,270 (US$32,927) for the six months ended December 31, 2025. The increase primarily reflects a renewal insurance premium charged to the Group during the period of 2025 under its medical insurance policy, together with the exchange difference arising from the settlement in US dollars by the insurance provider and the presentation currency of the Group in Hong Kong dollars. The overall charge recorded a significant increase compared to the corresponding period in 2024.

Internet and IT service fee

Internet and IT service fees included consulting and service fee paid to internet service providers, as well as maintenance services rendered by third-party service providers. Such fees increased by HKD14,870 or 6%, from HKD249,008 for the six months ended December 31, 2024 to HKD263,878 (US$33,904) for the same period in 2025. Internet and IT service fees incurred in the second half of 2025 increased as the Group recognized higher configuration and maintenance expenses relating to the payroll system and the Enterprise Resource Planning system. In addition, the Group continued to incur service charges for server maintenance throughout the period, which are essential to ensuring optimal performance and system uptime. Furthermore, internet security measures were strengthened by engaging a specialized service provider to deliver comprehensive protection against cyber threats.

Meal and entertainment

The Group’s meal and entertainment expenses increased by HKD151,197 or 31%, from HKD491,604 for the six months ended December 31, 2024 to HKD642,801 (US$82,586) for the six months ended December 31, 2025. The increase in meal and entertainment expenses was strategically incurred to strengthen our Group’s customer relationships and support overall business performance. In addition, such expenditures contributed to employee welfare initiatives, including organized corporate retreats and related activities.

Office premises expenses

Office premises expenses included rent paid for the Group’ office facilities in PRC, Hong Kong and Taiwan. Such expenses increased by HKD10,090 or 2%, from HKD557,495 for the six months ended December 31, 2024 to HKD567,585 (US$72,923) for the same period in 2025. Management confirmed that the Group’s financial position and operating results remained stable, with no significant variances noted compared to prior periods.

Travelling

Travel expenses represented costs incurred by employees and management for business-related travel. Such expenses increased by HKD6,235 or 55%, from HKD11,383 for the six months ended December 31, 2024 to HKD17,618 (US$2,264) for the same period in 2025. Travel expenses increased as our management developed the business and the travelling costs incurred increased for the business development in other Asian countries, such as PRC.

Staff costs

Staff costs consisted of staff salaries, remuneration to independent executive directors, employer’s contribution to pension scheme, staff training, staff allowance, ESOP expenses, and recruitment fees. For the six months ended December 31, 2025, staff costs were HKD2,660,475 (US$341,818), decreased by HKD6,094,974 or 70%, from HKD8,755,449 for the six months ended December 31, 2024. The decrease was primarily attributable to one-time discretionary bonuses of USD250,000, awarded to each senior management during the period of 2024. For the six months ended December 31, 2025, the Group recognized ESOP compensation expense was HKD50,762 (US$6,522). In both reporting periods, additional year-end bonuses to employees and annual salary increments were recognized, contributing to staff costs.

Legal and professional fees

Legal and professional fees included service fees paid to legal counsels, auditors and any other third-party service providers for professional services. The Group incurred legal and professional fees in an amount of HKD1,251,709 (US$160,820) for the six months ended December 31, 2025 compared to HKD2,339,225 for the six months ended December 31, 2024, with a decrease by HKD1,087,516 or 46%. Following the completion of the IPO in September 2024, most IPO-related expenses to professional parties were incurred during that period and did not recur in 2025. As a result, legal and professional service expenses decreased in 2025 compared with 2024.

Others

Other expenses included commission paid to independent third parties, donation to charities, office supplies and sundry expenses. For the six months ended December 31, 2025, the Group incurred other expenses in an amount of HKD511,700 (US$65,743) which consisted of donation, HKD16,000 (US$2,056), advertising, HKD60,750 (US$7,805) and sundry expense, HKD236,037 (US$30,336). For the six months ended December 31, 2024, the Group incurred other expenses in an amount of HKD365,424 which consisted of donation, HKD6,000, advertising, HKD57,096 and sundry expense, HKD110,228.

Research and development expenses

Research and development expenses decreased by HKD18,686,290 or 100%, from HKD18,686,290 for the six months ended December 31, 2024 to nil for the six months ended December 31, 2025. Research and development expenses mainly consisted of technology infrastructure expenses related to platform development to support the Group’s business operations. However, due to considerations of cost-effectiveness and time limitation, increased competition in the industry, and limited resources within the Group, the management determined that further investment should be discontinued. As a result, the related expenditures were expensed as incurred and not capitalized in the period of 2024. There were no expenditures recurred and incurred during the period of 2025.

Provision for credit losses

We carry accounts receivable at the original invoice amount less a provision for estimated credit losses. We estimated our provision for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking factors. During the six months ended December 31, 2025 and 2024, the Group reversed HKD342 (US$44) and HKD92,618 provision for credit losses on the unaudited condensed consolidated financial statement related to accounts receivable respectively. As of December 31, 2025 and June 30, 2025, the provision for credit losses was HKD43,060 (US$1,790) and HKD43,402.

The table below sets forth the age analysis of the Group’s gross accounts receivable at the end of each period:

	0-30 days	31-60 days	61-90 days	91-182 days	181-365 days	>365 days	Total
December 31, 2025 (USD)	$210,608	$135,557	$13,393	$66,605	$25,908	$1,245	$453,316
December 31, 2025 (HKD)	$1,639,223	$1,055,083	$104,239	$518,404	$201,650	$9,700	$3,528,299
June 30, 2025 (HKD)	$1,372,170	$674,528	$316,878	$1,006,473	$250,121	$5,084	$3,625,254
Change (HKD)	$267,053	$380,555	$(212,639)	$(484,069)	$(48,471)	$4,616	$(96,955)

The gross accounts receivable decreased to HKD3,528,299 (US$453,316) as of December 31, 2025 from HKD3,625,254 as of June 30, 2025. Due to its increased effort in collection and the steady business recovery of its clients, the Group received collections HKD2,796,698 (US$359,320) in the subsequent period as of the date this report. The Group factored the customer settlements received for its account receivables in subsequent period when it estimated its provision for credit losses as of December 31, 2025 and June 30, 2025. The amount of reversal of provision for credit losses was HKD342 (US$44) for the six months ended December 31, 2025. The Group’s allowance for credit losses as of December 31, 2025 decreased to HKD43,060 (US$1,790) from HKD43,402 as of June 30, 2025.

Other income

Other income was primarily comprised of interest income, interest expenses and other income/expenses. The total other income for the six months ended December 31, 2025 was HKD414,408 (US$53,243), compared to the total other income of HKD250,343 for the six months ended December 31, 2024. During the six months ended December 31, 2025, we recognized interest income, HKD426,696 (US$54,822), interest expenses, HKD23,481 (US$3,071) and other income, HKD11,193 (US$1,438). For the six months ended December 31, 2024, we recognized interest income, HKD339,072, interest expenses, HKD34,181 and other expenses, HKD54,548.

Income tax expense

Income tax expenses were HKD120,336 (US$15,461) for the six months ended December 31, 2025, as compared to HKD87,570 for the six months ended December 31, 2024. The profit was recorded in a Hong Kong subsidiary, and the related taxes were payable in Hong Kong. An increase in our income tax expenses by HKD32,766 or 37% was due to the increase in our total revenues and the decrease in selling, general and administrative expenses and research and development expenses before income taxes as discussed aforementioned.

Net loss

As a result of the above discussed, the Group recorded a net loss of HKD1,147,010 (US$147,368) for the six months ended December 31, 2025, compared to a net loss of HKD26,529,361 for the six months ended December 31, 2024. A significant decrease in our net loss for the six months ended December 31, 2025 by HKD25,382,351 or 96% resulted from significant decrease in our selling, general and administrative expenses and research and development expenses for the six months ended December 31, 2025 as previously discussed.

Liquidity and Capital Resources

The Group financed its daily operations and business development through cash generated from the operations of the Group. As of December 31, 2025 and June 30, 2025, its cash balances were HKD33,195,112 (US$4,264,915) and HKD32,188,711 respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the six months ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Net cash (used in) provided by operating activities	$(27,368,305)	$1,254,374	$161,162
Net cash used in investing activity	$(48,240)	$(43,500)	$(5,589)
Net cash provided by financing activities	$49,269,420	$-	$-

Cash (used in) provided by operating activities:

For the six months ended December 31, 2025, net cash provided by operating activities of HKD1,254,374 (US$161,162) primarily resulted from the net loss of HKD1,147,010 (US$147,368) as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, HKD55,053 (US$7,073), amortization of right-of-use assets, HKD567,585 (US$72,923), reversal of provision for credit losses, HKD342 (US$44) and ESOP expense, HKD50,762 (US$6,522). Change in operating activities included decrease in accounts receivable, HKD96,955 (US$12,457), increase in prepayment, deposits and other receivables, HKD4,329,416 (US$556,245), increase in amount due from a related party, HKD20,000 (US$2,570), increase in accrued expenses and other payables, HKD6,779,337 (US$871,011), increase in account payable, HKD24,703 (US$3,174), decrease in income tax payable, HKD267,833 (US$34,411) and decrease in lease liabilities, HKD555,420 (US$71,360).

For the six months ended December 31, 2024, net cash used in operating activities of HKD27,368,305 resulted from the net loss of HKD26,529,361 as adjusted for non-cash items and changes in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, HKD53,548, amortization of right-of-use assets, HKD557,495 and reversal of provision for doubtful debts, HKD92,618. Change in operating activities included increase in accounts receivable, HKD146,017, decrease in prepayment, deposits and other receivables, HKD1,077,571, decrease in accrued expenses and other payables, HKD906,195, increase in account payable, HKD15,012, decrease in income tax payable, HKD841,670 and decrease in lease liabilities, HKD556,070.

Cash used in investing activity:

For the six months ended December 31, 2025, net cash used in investing activity was incurred by the purchases of property and equipment, HKD43,500 (US$5,589).

For the six months ended December 31, 2024, net cash used in investing activity was incurred by the purchases of property and equipment, HKD48,240.

Cash provided by financing activities:

For the six months ended December 31, 2025, net cash provided by financing activities was nil.

For the six months ended December 31, 2024, net cash provided by financing activities, HKD49,269,420 consisted of proceed from IPO, net, HKD55,057,154, repayment from shareholders, HKD77,630 and payment of dividend, HKD5,865,364.

The following table sets forth a summary of the Group’s working capital as of December 31, 2025 and June 30, 2025:

	June 30, 2025	December 31, 2025
	HKD	HKD	US$
Current assets	$37,745,218	$43,004,422	$5,525,217
Current liabilities	11,744,979	$17,997,000	2,312,258
Working capital	$26,000,239	$25,007,422	$3,212,959

Current assets as of December 31, 2025 were HKD43,004,422 (US$5,525,217). Out of this balance, the Group had cash in an amount of HKD33,195,112 (US$4,264,915). 92% of the cash was deposited in financial institutions in Hong Kong Special Administrative Region, and 8% of the cash was deposited in PRC, Macau and Taiwan. All of the cash is insured. The current asset balance also included the following: accounts receivable, net, HKD3,485,239 (US$447,784), prepayment, deposits and other receivables, net, HKD6,304,071 (US$809,948) and amount due from a related party, HKD20,000 (US$2,570).

Current liabilities as of December 31, 2025 were HKD17,997,000 (US$2,312,258). This amount was composed of accrued expenses and other payables, HKD14,851,076 (US$1,908,069), account payable, HKD73,325 (US$9,421), income tax payable, HKD2,410,984 (US$309,764) and an operating lease obligation-current portion, HKD661,615 (US$85,004).

Current assets as of June 30, 2025 were HKD37,745,218. Out of this balance, the Group had cash in an amount of HKD32,188,711. 92% of the cash was deposited in financial institutions in Hong Kong Special Administrative Region, and 8% of the cash was deposited in PRC, Macau and Taiwan. There was no restricted cash balance held in Hong Kong, PRC, Taiwan and Macau as of June 30, 2025. The current asset balance also included the following: accounts receivable, net, HKD3,581,852 and prepayment, deposits and other receivables, net, HKD1,974,655.

Current liabilities as of June 30, 2025 were HKD11,744,979. This amount was composed of accrued expenses and other payables, HKD8,071,739, account payable, HKD48,622, income tax payable, HKD2,678,817 and an operating lease obligation-current portion, HKD945,801.

The Group believes that its current levels of cash and cash flows from operations will be sufficient to meet its anticipated cash needs for at least the next twelve months. However, it may need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it determines that its cash requirements exceed its amounts of cash on hand or if it decides to further optimize its capital structure, it may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Contractual Obligations

The following tables summarized the contractual obligations of the Group as of December 31, 2025:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	$661,615	$190,765	$-	$-	$852,380
Total contractual obligations	$661,615	$190,765	$-	$-	$852,380

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	$85,004	$24,510	$-	$-	$109,514
Total contractual obligations	$85,004	$24,510	$-	$-	$109,514

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Financings

The Group may offer its Ordinary Shares in order to fund its business growth. There is no assurance that the Group will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Group is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

On January 21, 2026, the Company entered into a termination agreement with the 2025 Investors (as defined below), pursuant to which all the obligations under (i) that certain securities purchase agreement, dated as July 11, 2025, and amended on September 12, 2025, by and among the Company and the investors (the “2025 Investors”); and (ii) that certain registration rights agreement dated as of July 11, 2025, by and between the Company and each of the 2025 Investors were terminated.

On January 15, 2026, the Company entered into a securities purchase agreement (the “2026 SPA”) with certain non-U.S. investors (collectively, the “2026 Purchasers”), pursuant to which the Company agreed to sell and the 2026 Purchasers agreed to purchase an aggregate of 3,800,000 Class A Ordinary Shares of the Company, at a purchase price of US$0.66 per Ordinary Share, which is 40% of the closing price of the Class A Ordinary Shares as of January 14, 2026 (the “2026 PIPE Transaction”).

The Company also entered into a registration rights agreement, dated January 15, 2026 (the “2026 RRA”) with each of the 2026 Purchasers, pursuant to which the Company has agreed to file a registration statement to register for resale by the 2026 Purchasers the Ordinary Shares they purchased in the 2026 PIPE Transaction, such registration statement was filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2026 and was declared effective on March 19, 2026.

On March 30, 2026, the Company’s board of directors resolved the Company could prepare, execute and file with the SEC, a registration statement on Form F-3, including the base prospectus and any and all exhibits and other documents relating thereto, for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale by the Company from time to time, pursuant to Rule 415 under the Securities Act, of any combination of (i) Class A Ordinary Shares (the “Equity Securities”), (ii) debt securities of the Company (the “Debt Securities”), in one or more series, (iii) warrants of the Company to purchase Equity Securities or Debt Securities (the “Warrants”), (iv) rights to purchase Equity Securities, Debt Securities, Warrants, or Units as defined below (the “Rights”), and (v) units consisting of combinations of one or more of the foregoing (the “Units”, and together with the Equity Securities, Debt Securities, Warrants and Rights, the “Securities”), for a maximum aggregate offering price of $200,000,000. This is a shelf registration statement. There is no assurance there will be any take down offerings to occur from such shelf registration statement when and after it is declared effective by the SEC.